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SEC FILE NUMBER

SEC Mail Processing
MAR 01 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carr, Riggs & Ingram Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7035 Halcyon Park Drive
(No. and Street)

Montgomery	AL	36117
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel Sikes	334-467-1092	joel@criadv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker LLP
(Name – if individual, state last, first, and middle name)

15 South Main St., Suite 800	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

06/07/2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wiliam H. Carr, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carr, Riggs & Ingram Capital Advisors, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

J. HOLLY HOLLIS
My Commission Expires
March 12, 2025

Signature: [signature]

Title: Managing Member

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Carr, Riggs & Ingram Capital Advisors, LLC
Table of Contents
December 31, 2022

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Carr, Riggs & Ingram Capital Advisors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carr, Riggs & Ingram Capital Advisors, LLC (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2022.

GreerWalker

Certified Public Accountants
February 14, 2023
Greenville, SC

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Financial Condition

December 31,		**2022**
Assets		
Current Assets		
Cash and cash equivalents	$	989,692
Prepaid Rent		5,662
Security deposits		6,148
Total current assets		1,001,502
Fixed Assets		
Operating lease right-of-use assets		134,605
Furniture and equipment		35,220
Accumulated depreciation		(16,203)
Total fixed assets		153,622
Total assets	$	1,155,124
Liabilities		
Current Liabilities		
Accounts payable	$	15,889
Accrued liabilities		17,103
Due to related company		11,479
Operating lease liabilities		62,206
Total current liabilities		106,677
Long-Term Liabilities		
Operating lease liabilities		77,260
Total long-term liabilities		77,260
Total liabilities		183,937
Member's Equity		971,187
Total liabilities and member's equity	$	1,155,124

See notes to financial statements.

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Operations

Year ended December 31,		**2022**
Revenues		
Investment banking	$	1,356,850
Expenses		
Advertising and marketing		36,702
Computer expense		61,303
Consulting fees		22,640
Depreciation		4,706
Dues and subscriptions		9,732
Insurance		2,373
Meals and entertainment		8,873
Office supplies		5,521
Other expenses		14,022
Postage		474
Professional fees		20,070
Rent		67,918
Repairs and maintenance		9,507
Retirement expense		17,076
Salaries and employee benefits		966,411
Taxes and licenses		56,598
Telephone expense		6,000
Travel		28,822
Utilities		8,456
Total expenses		1,347,204
Other Income		
Rental income		25,080
Net Income	$	34,726

See notes to financial statements.

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Changes in Member's Equity

Year ended December 31,		**2022**
Balance at December 31, 2021	$	1,926,461
Capital contributions		-
Distributions to member		(990,000)
Net income		34,726
Balance at December 31, 2022	$	971,187

See notes to financial statements.

Year ended December 31,		**2022**
Cash Flows from Operating Activities:		
Net income	$	34,726
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,706
Decrease in accounts receivable		5,000
Increase in prepaid rent		(141)
Decrease in accounts payable		(8,827)
Decrease in accrued liabilities		(697)
Decrease in due to/from related company		(34,290)
Noncash rent expense		1,667
Net cash provided by operating activities		2,144
Cash Flows from Investing Activities:		
Purchase of furniture and equipment		(7,792)
Net cash used in investing activities		(7,792)
Cash Flows from Capital and Financing Activities:		
Distributions to member		(990,000)
Net cash used in capital and financing activities		(990,000)
Net Change in Cash and Cash Equivalents		(995,648)
Cash and Cash Equivalents, beginning of year		1,985,340
Cash and Cash Equivalents, end of year	$	989,692

See notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Carr, Riggs & Ingram Capital Advisors, LLC (the "Company"), a limited liability company organized in August 2010, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on November 10, 2011 upon obtaining its broker-dealer registration. During 2015, the Company changed its name from Carr, Riggs & Ingram Transaction Advisors, LLC to Carr, Riggs & Ingram Capital Advisors, LLC. The Company acts as an agent in merger and acquisition transactions as well as arranges debt and equity financing. The Company also provides general financial advisory services to corporate clients. The Company is a wholly owned subsidiary of Carr, Riggs & Ingram Capital, LLC.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Banking

Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Revenue is generally computed based upon agreed-upon percentages of the sales price for the businesses sold by the Company, and is reported as revenue earned upon consummation of the sale transaction. Revenue from consulting projects is reported when earned. Revenue from commitment fees, generally paid in advance and credited against the final sales transaction fee, is recognized using the straight line method over the estimated term of the contract, typically twelve months.

The following table disaggregates the Company's investment banking revenue based on the timing of revenue recognition for the year ended December 31, 2022:

Revenue earned at a point in time	$ 1,338,750
Revenue earned over time	18,100
Total	$ 1,356,850

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities and recorded as deferred income on the accompanying statement of financial condition. The Company did not record any contract liabilities as of January 1, 2022 and December 31, 2022. Contract assets are recognized as receivables from customers on the accompanying statement of financial condition. The Company recorded contract assets of $5,000 as January 1, 2022. As of December 31, 2022, there were no contract assets recorded by the Company.

Income Taxes

The Company is a limited liability company taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements since the taxable income or loss is included in the income tax returns of the members. As the Company is not liable for federal income tax, the Company has recorded no liability associated with uncertain tax positions. The Company files income tax returns in the US federal jurisdiction. The statute of limitations for Internal Revenue Service (IRS) examination of the Company's federal tax returns is determined by the statute governing the tax returns of its members.

The Company's policy is to record interest and penalties relating to taxes in interest expense on the financial statements. There were no significant interest or penalties related to taxes incurred as of year-end.

Cash and Cash Equivalents

The Company maintains cash on deposit with one banking institution. At times, deposits may exceed Federal Deposit Insurance Corporation (FDIC) coverage limits.

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation of furniture and equipment is provided for using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense when incurred. Depreciation expense for the year ended December 31, 2022, was $4,706.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations

The Company is project based and generally does not have recurring sources of revenue.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities in the accompanying statement of financial condition.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The discount rate that the Company used to determine the present value of the lease payments was 4.35%. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. the Company's lease terms may include options to extend or terminate the lease when it is

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. For certain leases, the Company accounts for the lease and non-lease components as a single lease component. Additionally, for certain equipment leases, the Company applies a portfolio approach to effectively account for the operating lease ROU assets and liabilities.

NOTE 3 – LEGAL CONTINGENCIES

The Company was not aware of or involved in any significant current or pending legal actions during the reporting period.

NOTE 4 – RELATED PARTIES

A company, where the members serve as principals, provides related party consulting, analyst and other services. The Company recorded total expenses of $1,040,610 related to these services for the year ended December 31, 2022. The Company had outstanding obligations of $11,479 payable to this related party as of December 31, 2022. The Company has also entered into an agreement for this related party to provide human resources-related services as a co-employer with the Company's employees.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2022, the Company had net capital of $940,360, which was $935,360 in excess of its required net capital of $5,000, and the Company's net capital ratio is 19 to 1.

NOTE 6 – LEASES

The Company entered into two operating leases for office space in Montgomery, Alabama that began February 2020. Each lease has a term of five years. Total rent expense was $67,918 in 2022.

Supplemental statement of financial condition information related to leases as of December 31, 2022 was as follows:

Operating Leases:	
Operating lease right-of-use assets	$ 134,605
Current operating lease liabilities	$ 62,206
Long-term operating lease liabilities	77,260
Total operating lease liabilities	$ 139,466

As of December 31, 2022, the future minimum lease payments under the current leases are as follows:

Year Ending	Amount
2023	$ 67,990
2024	$ 70,018
2025	$ 5,849

NOTE 7 – FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2022, consisted of the following:

Furniture and equipment	$ 35,220
Less accumulated depreciation	(16,203)
Net furniture and equipment	$ 19,017

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2022 through the date the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that required recognition or disclosure in the notes to the December 31, 2022 financial statements.